UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒          Form 40-F:  ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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Santiago, Chile. August 20, 2020.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call today to discuss the second quarter 2020 results, and were published on August 19, 2020. The following items were discussed by executive management as part of the conference call:

Our second quarter net income reached approximately US$50 million. While uncertainty continued in the markets in which we sell, there were also many positive things that I would like to comment on before we speak more specifically about the markets. First, we published our Annual Sustainability Report, which compiles a significant amount of useful information related to the sustainability of our business. This year was the first time that this report was audited and certified by a third party. As a chemical and mining company operating in the Atacama Desert, we are conscious of our responsibility to protect the environment and neighboring communities. We understand that sustainability means continuous improvement, and for that reason are finalizing an ambitious plan related to sustainability and will release our goals in the coming months.

Our team in Chile and around the world, does not cease to impress me. I credit their dedication, hard work and attention to safety and health measures to the reason why we have been able to safely continue operating with no material disruptions. Furthermore, we have not only been able to meet our production goals so far in 2020, in some products, we have been able to exceed them. As we mentioned in the earnings release last night, our lithium production levels are at an all-time high, and we are currently producing at a rate of higher than 70,000 metric tons this year, while we keep on working on our lithium carbonate and lithium hydroxide expansions. This production will allow us to increase our market share as planned during 2020 even as market demand is expected to be similar to levels seen last year.

Looking at the numbers published last night. Our net income for the second quarter reached about US$50 million, lower than US$70 million reported during the same period last year, but revenues, gross profit and net income during the second quarter were all higher than what we reported during the first quarter of the year. In line with our expectations, we saw significantly higher sales volumes in our SPN, lithium and industrial chemical business lines when compared to the first quarter. In the fertilizer market, we saw lower potassium chloride prices in the second quarter and may continue to see price volatility during the remainder of the year. These lower prices in the potassium chloride market and the uncertainty in the short-term, have indirectly and negatively impacted the price trends in the specialty fertilizer markets. On the other hand, higher prices in iodine in the first half of the year had a positive impact on our results. We expect to sell 150,000 tons of solar salts this year, of which we sold 60,000 metric tons in the second quarter; the sales volumes of solar salts should be higher in the third quarter than the fourth quarter.

Our revenue related to lithium fell significantly compared to the second quarter 2019, this was related to lower prices in the lithium market. Our average prices in the business line were lower during the second quarter, as a result of weak demand seen during the first half of this year. These lower prices were partially offset by higher sales volumes reported during the second quarter 2020, which were approximately 50% higher than our sales volumes reported during the first quarter. We are producing at record rates, accumulating inventories giving us the flexibility to continue growing our market share in the upcoming quarters. At the same time, the quality of our lithium products keeps on improving, while our production costs keep on decreasing. We expect to sell approximately 1/3 of our lithium sales volumes to China this year, and about 80% in Asia.

Despite limited visibility and ongoing challenges expected in the short-term across all of our markets, we remain optimistic about lithium. During the second quarter, demand in China was slightly better than our original prediction. We also saw a significant increase in the sales of electric vehicles in Europe in recent months, and every day we see new announcements related to new developments in the electric vehicle and lithium battery markets, which could boost demand in coming years. The enthusiasm for electric vehicles on a regulatory level and on a consumer level remains strong. This gives us confidence in the long-term prospects of the lithium market, and we will continue to invest in the development of projects to ensure that we maintain a leading position.

In the iodine market, we saw second quarter prices remain at levels similar to those reported during the first quarter of the year. We expect to that market demand this year will be lower than last year. We believe that our sales volumes during the second half of the year will be lower than those reported during the first half, reaching under 11,000 metric tons in 2020. We have seen consumption impacted in the end uses related to Nylon, Biocides and X-ray Contrast media. However, other areas like Human and Animal nutrition have not been impacted. Finally, we see interesting grow opportunities related to antiseptics and sanitizers. However, the size of this segment is relatively small to compensate the decline in other areas.

We are hopeful we could see robust iodine demand growth in 2021.

We have a diverse portfolio and a strong balance sheet, and this coupled with our high-quality assets has been key, giving us operational flexibility and resilience. We are always diligent in working to maintain our highly competitive cost position. In fact, in the second quarter, our costs per ton decreased in almost all of our business lines compared to the first quarter. These savings can be reflected in our EBITDA margin, which was approximately 34% during the first six months of the year, slightly higher than margins reported during the same period last year. We ended the second quarter with over US$1.0 billion dollars in cash and cash equivalents, which will allow us to continue to invest in projects as we see fit. Our capex plan remains unchanged since March, we still expect to spend about US$350 million this year related to maintenance and growth capex. We believe that, we should be able to accelerate our capex plans in 2021 and make up for any delays we have seen during 2020.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and work to create a “green” image through the constant efforts to responsibly manage natural resources, care for the environment, form close and trusting relationships with our neighboring communities and through the creation of value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 20, 2020	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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